November 12, 2015

Via Edgar

Jennifer Monick
Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3295

Re:	Ashford Hospitality Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Comment Letter Dated October 29, 2015
File No. 1-31775

Dear Ms. Monick:
Ashford Hospitality Trust, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission dated October 29, 2015 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-31775) filed on March 2, 2015. On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.
Form 8-K filed August 6, 2015

Exhibit 99.1
1.     We note your response to our prior comment 6.

a. In future press releases where you disclose an implied share price please include disclosure of all the key assumptions used in determining the implied share price.
b. Please also revise your disclosure to state the limitations of the method you used to calculate your implied share price.
c. Please provide a quantitative illustration of sensitivity based on one or more key assumptions changing.
Please provide us an example of your proposed disclosure.
Response:
We acknowledge the Staff’s comment and will include disclosure of all the key assumptions used in determining the implied share price in future press releases where we disclose an implied share price while providing (1) a description of the limitations of the method used and (2) a quantitative illustration of sensitivity based on key assumptions changing. We have included below an example of our proposed future disclosure based on the data contained in our press release that was included in our Current Report on Form 8-K furnished on August 6, 2015:

Ms. Jennifer Monick
Securities and Exchange Commission
November 12, 2015

Disclosure: The calculation of implied share price is derived from an estimated blended capitalization rate (“Cap Rate”) for the entire Ashford Trust portfolio using the capitalization rate method. The estimated Cap Rate is based on recent market transactions involving a similar blend of asset types found in the Ashford Trust portfolio, which is then applied to Net Operating Income (“NOI”) of the Company’s assets to calculate a Total Enterprise Value (“TEV”) of the Company. From the TEV, we deduct Debt and Preferred Equity and then add back working capital and the Company’s investment in Ashford Inc. to derive an Equity Value. This Equity Value is then divided by the shares outstanding to calculate an implied share price.
The capitalization rate method is one of several valuation methods for estimating asset value and implied share price. Among the limitations of using the capitalization rate method for determining an implied share price are that it does not take into account the potential change or variability in future cash flows, potential significant future capital expenditures, the intended hold period of the asset, or a change in the future risk profile of an asset. The impact on the implied share price of incremental 50-basis point changes to the Cap Rate would be as follows:

Sensitivity Analysis

Cap Rate	Implied Share Price
6.0%	$23.51
6.5%	$19.38
7.0%	$15.85
7.5%	$12.77
8.0%	$10.08
2.     We note your response to our prior comment 6. Please clarify for us how you determined it is appropriate to use a cap rate from the private market. Also, please tell us how you determined 7.0% is consistent with trades of similar assets in the private market. Please tell us the nature of the differences between the trailing 12-month NOI Cap Rate and the forward 12-month NOI Cap Rate. Further, tell us how you determined it is appropriate to compare the rate you use to the trailing rate instead of the forward rate.
Response:
We acknowledge the Staff’s comments and respectfully submit that we believe using private market values is an appropriate metric to use in determining an implied share price as private market values and the associated cap rates are both easily identifiable based on the acquisitions we have completed in the market as well as an easy metric for our investors to understand. Private market cap rates are also an important data point that management uses in making our hotel investment decisions. As noted in our previous response letter dated October 13, 2015, we selected a 7.0% cap rate in our analysis as we believe that is a rate consistent with private market trades of similar assets relative to the assets in our portfolio. The recent acquisitions listed in our previous response letter include full-service and select-service hotels, a variety of different brands as well as variety of hotel segments – Upper Upscale, Upscale, Upper Midscale and Luxury – which we believe is representative of the mix of the overall Ashford Trust portfolio. We used the trailing 12-month NOI Cap Rate as it is based upon actual results from the property versus a forward cap rate which is based on an estimate of future performance and thus can be biased by the buyers’ underwriting assumptions. Thus, we believe the trailing 12-month NOI Cap Rate is the most appropriate comparison method as it is the most accurate and reliable way to compare transactions as a means to calculate private market values.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission

Ms. Jennifer Monick
Securities and Exchange Commission
November 12, 2015

from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

Enclosures

cc:     Via Email
George Vlahakos, Esq.
Andrews Kurth LLP

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